Filed Pursuant To Rule 433

Registration No. 333-180974

January 25, 2013

SPY: The Idea That Spawned An Industry

A former commodity trader looking to prop up a languishing exchange. An institutional index manager working on a product that required no management. A municipal and equity securities lawyer. An index-arbitrage specialist. An economist, a physicist and a bio-chemist. A fund accountant.

Hardly the credentials one would have expected behind one of the most innovative and disruptive financial products since the money market fund. Yet, born out of the ashes of portfolio insurance and the October 1987 stock market crash, Standard and Poor’s® Depositary Receipts (SPDR®), first traded on the American Stock Exchange (AMEX) on January 29, 1993, launched exchange traded funds to nearly $2 trillion in assets globally by the end of 2012.1 Later renamed the SPDR S&P 500® ETF (SPY), SPY remains the world’s largest, most liquid exchange traded fund (ETF).2

Nathan Most, Senior Vice President for Product Development at the AMEX, took up a challenge issued in a February 1988 U.S. Securities and Exchange Commission (SEC) release entitled “The October 1987 Market Break.” That report stated that the creation of a market maker to trade a market basket of stocks would “alter the dynamics of program trading.”3 Together with the leverage in index futures and options trading, program trading—the automated buy or sell orders for every stock in an index—was believed to have accelerated the 22% one-day drop for the Dow Jones Industrial Average on October 19, 1987.

Over the next 5 years, Most and Vice President of Product Development Steven Bloom assembled a team across several firms, including colleagues at the AMEX, State Street Bank, trading specialist Spear, Leeds & Kellogg (SLK), and law firm Orrick, Herrington & Sutcliffe, to work with a host of regulators and intermediaries to take SPY from concept to reality. It all started when Most, a former commodities trader, turned to Bloom and asked why you couldn’t trade warehouse receipts for securities. For physical commodities, actually stored in a warehouse, traders would exchange the receipts verifying their claim to a certain amount of the commodity.

What if the figurative warehouse stored physical securities? Thus, shares of SPY would represent a direct claim on securities effectively “warehoused” in a unit investment trust. “This could be the most exciting new derivative product we’ve ever had at the American Stock Exchange,” AMEX Chairman James Jones said at the time.4

In the months and years before, several other exchanges and securities firms, including the AMEX, had derived or launched products attempting to offer broad-based market exposure as well as liquidity. Various setbacks and legal rulings limited both uptake and effectiveness.

Borrowing from a seldom-used mechanism for traditional mutual funds—in-kind transactions of the underlying securities for fund shares and vice versa—the builders of the ETF quickly realized that they were sitting on a novel opportunity.

The new product, today collectively dubbed exchange traded products to include ETFs, exchange traded commodity and commodity futures pools and exchange traded notes, attracted several market entrants over the next few years during the bull market of the late 1990s. Yet their resilience and utility were primarily proven out in the volatile markets of 2001 and 2008, resisting market shocks and gaining assets at the same time.

In one tradable product, Most had combined a physically-backed mechanism with which institutional investors could equitize cash; option traders and bank securities desks could hedge risk and volatility; and individual investors could access a diversified US equity index in one trade with no minimum purchase. However, that SPY ever got out the door at all seems to have been its first triumph.

“There was a lot of concern about whether or not it would ever come to fruition,” recalls James Ross, Global Head of SPDR exchange traded funds at State Street Global Advisors in Boston. Just a few months after joining State Street from public accounting in July 1992, Ross was called into an impromptu huddle at the office to lend a hand on a new project—SPY. He joined Douglas Holmes, Senior Equity Portfolio Manager; Glenn Francis, Vice President of Operations for Fund Administration; and Kathy Cuocolo, Senior Vice President and Head of US Investment Fund Services, to tackle State Street’s role in SPY as the trust administrator.

“After the fact, everyone talks about how wonderful everything was,” adds Holmes, now retired in Rockville, Maryland. “But at the time there were definitely those who were not happy with the amount of time and money.”

As determined by the AMEX and regulators at the SEC, SPY would launch as a unit investment trust—which required no portfolio manager or board of directors, two aspects of traditional mutual funds that, in Most’s estimation, added cost but little value for his new product.

“When the AMEX first approached State Street with the opportunity (several banks and fund companies had already passed on it), we went to the whiteboard to map it out,” says Cuocolo, now Managing Director of Global ETF Services at BNY Mellon in New York. “Here’s the custody; here’s the accounting. We can do that!”

The AMEX team was looking for a bank to serve as the trustee of this “securities warehouse” so they sought out the largest institutional index trust banks at the time. Wells Fargo, the largest provider through its Wells Fargo Nikko unit (eventually Barclays Global Investors, then iShares), was too far away in San Francisco for the limited travel budget of the AMEX. A few other banks were considered, but State Street and Holmes came out swinging, bringing expertise in securities handling to what was viewed as primarily a derivative product.

According to Francis, the infrastructure or plumbing for SPY, including technology and accounting systems, was hashed out long before the regulators gave their stamp of approval.

It was that waiting time that began to stir doubts within the bank. Yet, that patience paid off as the work to install the bank as trustee for SPY would lay the groundwork for State Street Global Advisors ETF business that has grown to 178 funds with over $340 billion in assets under management globally.5

And though State Street had no “active” involvement as a portfolio manager in the original product, State Street’s backing of SPY, from the very beginning, helped push the product from a “Hail Mary” by the AMEX to one worthy of serious consideration by the largest institutional investors.

While offering custody of securities in a unit investment trust in and of itself was not seen as a challenge, the mechanism by which the securities would be delivered and exchanged was novel. US securities and derivatives exchanges had long handled closed-end funds, structured notes, options and cash-settled commodity futures; yet, an index-based unit investment trust on continuous offer consolidated several trading strategies across the futures, options and equity markets in one product.

“We had no script to work from,” says Bloom, who, at nearly 50 year’s Most’s junior, worked day-to-day with him in product development. Bloom, a Harvard-trained Ph.D., now Assistant Professor of Economics at the United States Military Academy in West Point, New York, is the one to thank for the now iconic “SPDR” moniker of the ETF, though he can’t take credit for pushing it all the way to the spider motif.

A few years before SPY was launched, some exchanges, including the AMEX, began trading “index participations shares,” going by the nicknames EIPs, and CIPs. To differentiate from the “IPs,” the team was looking to name the new product something that could both be easily pronounced and tossed around the trading floor, as well.

“At first we were going to call them S-P-I-R-s, pronounced ‘spears,’ but we didn’t like the imagery of spears being thrown around the floor,” says Bloom. They hit upon the AMEX’s history bringing the first American Depositary Receipts to the US market and decided to go with Standard and Poor’s Depositary Receipts, S-P-D-R.

From conversations more befitting an advertising firm than a collection of financial services employees, the group started to walk through the sounds of SPDR. They got discouraged, thinking their product would “sputter” like an old car.

“Then one of the lawyers chimed in with spider,” says Bloom. From there to the trading symbol “SPY” was a little more direct. SPX was already taken for the index itself; “SXY,” favored by the marketing department, was rejected in the interest of good taste, and SPI wasn’t available. “SPY,” despite the espionage imagery, would also reinforce the spider branding used for the product from day one.

This unique product was entirely new for both the National Securities Clearing Corporation and the Depositary Trust Company, two entities collectively owned by financial institutions to hold, clear and process securities.

“There really wasn’t this idea of placing an order that could simultaneously burst into 500 securities in a single transaction,” says Cliff Weber, then a vice president of product development at the AMEX with a background in biochemistry, now Head of Strategy and Product Development at NYSE Liffe in New York. While Weber says they went through several dry runs of the systems, it wasn’t until the initial seeding of the trust on January 22, 1993, that SPY was put to the test with $6.53 million in securities, the largest being AT&T, Exxon and General Electric, the smallest, Westmoreland Coal.

“Jim Ross and I spent a lot of time on the phone,” says Gary Eisenreich, a specialist at Spear, Leeds & Kellogg to oversee a functioning market in SPY. Eisenreich, now Managing Partner at Fairfield Advisors in Madison, New Jersey, recalls the hours it took SLK clerks to process creations and redemptions from the trust using punch cards.

“Now they seem commonplace for the ETF market—publishing baskets, taking securities, issuing shares, but when you look back 20 years, you forget that there had to be a first time,” says Ross.

On January 29, 1993, the American Stock Exchange greeted its newest innovation with great fanfare—a back-page ad in The Wall Street Journal, plastic spider rings at a breakfast event and a giant 9-foot spider hanging above the floor at 86 Trinity Place. While many members of the founding team were on the floor to ring the bell, others stayed back in Boston, arriving only late in the day to see a floor covered in spider rings.

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“Someone had to be there to take creation orders,” says Francis.

Quick out of the gate, trading just over 1 million shares on the first day, SPY was languishing by mid-March, trading as few as 17,900 shares on June 10, 1993. While assets were coming in, and had surpassed early expectations, according to Jay Baker, Vice President of Options Marketing at AMEX, trading was not where it needed to be. Ivers Riley, the senior vice president of derivatives at the AMEX, pulled Baker and Bloom from their respective teams and challenged them to hash out a plan to attract trading. The two banged heads to come up with essentially a wholesalers’ guide to SPY.

“We couldn’t get anybody to sell it. Nobody was compensated, so we had to walk everyone through it,” says Bloom. Baker spent time cold-calling anyone who would listen, while Bloom would field any product questions the institutions could throw at him. They even prodded institutional investors to call in “test quotes in size,” according to Bloom. In certain cases, investors would check in with a large order—several hundred thousand shares at once—to see if the specialist could handle it. At almost every imagined order size, the specialist came back at the market or better.

“We criss-crossed the United States. At one point, I called the head of west coast distribution for a mutual fund firm,” says Baker, now Managing Partner for Yorkville ETF Advisors in New York. “He said I like it, I own it and my firm is never, ever going to sell it. And to be honest, I hope you fail.”

For Baker, the more conversations like that, the more he realized that SPY was working. One of the institutions in the original roll call was Daiwa Securities America, a unit of Japan’s Daiwa Securities Group. On June 30, 1993, the AMEX announced that Daiwa had deposited $90 million of securities into the trust, increasing total assets 50% to $278 million.6 By the end of the summer, SPY rarely saw a sub-100,000 trade day.

Gary Gastineau, who joined the AMEX in 1995 to replace Most, and several others on the original SPY team recall the challenge of marketing the new product to a wider range of investors. “The expense target was the Vanguard 500 mutual fund,” says Gastineau, today an author and derivatives expert with ETF Consultants in Short Hills, New Jersey. “That is what we were up against.”

In the spring 1996 issue of Derivatives Quarterly, Gastineau along with finance professors, published a side-by-side comparison with the Vanguard Index Trust-500 Portfolio. In the paper, the authors highlighted the flexibility of trading SPY, but for the buy-and-hold investor they spotlighted that SPY would now cost less than the Vanguard fund at 0.1845% compared to 0.20%.7

“The initial target audience for SPY was without question institutional trading firms,” says Ross. The AMEX was trying to build a product that would increase volume for the exchange he says. Gastineau’s efforts pushed SPY into the retail conversation and the financial press began to laud SPY as an option for mutual fund investors.

Volume doubled in 1994 to 101 million shares, and assets hit $1 billion three years after launch.8 Large brokers held or traded the securities. Insurance companies, asset managers and even California’s largest pension funds also listed SPY among their quarter-end holdings on Form 13-F, filed with the SEC.9

At the end of 2012, total assets in SPY were $123 billion and average daily trading volume was 130 million shares.10 Adds Gastineau, “SPY has become the most obvious and most important part of the S&P 500 arbitrage complex.”

Fine tuning the structure to earn such an important role for SPY took several years of back and forth negotiations with various units of the SEC, notes Kathleen Moriarty of Katten Muchin Rosenman LLP in New York. With a background in bond and equity unit investment trusts, Moriarty was recruited to the project by Sam Scott Miller when she was at Orrick, Herrington & Sutcliffe.

“The designers of the Investment Company Act of 1940 (which provides the ground rules for mutual funds and closed-end funds and trusts) put in exemptive provisions, but you had to be able to effectively argue why your product should be exempt,” says Moriarty. A few particular exemptions proved challenging, but Moriarty says that at the time the SEC was “more open to innovation and more than willing to listen to an interesting concept.” Of course, this willingness stemmed from the fact that the SEC itself suggested introducing a novel product to consolidate basket trading in the cash markets.

While Most himself didn’t want anything complicated, Moriarty says that several issues came up during the first few years of ideation that delayed the launch. The fact that multiple units of the SEC—Investment Management, Market Regulation and Corporate Finance—all had to weigh in only complicated matters.

For example, the SEC was concerned about the liability that authorized participants for ETFs—the institutions creating and selling shares—might have as underwriters of a security. “The process of creating and selling new SPY shares didn’t work like a typical public offering,” says Moriarty. Over three weeks of intense negotiation, the two sides hashed out language around the continuous offering of ETF shares.

“This happened far down the line,” says Moriarty. “We were just about ready to file and go effective.”

One of the hardest facets of SPY for regulators, the initial investors and other observers to grasp was the arbitrage of creation, redemption and even shorting without an uptick, which would help keep the market price of SPY in line with the net asset value, which was still going to be struck at the end of the day like other existing funds. Also among the initial challenges was explaining that SPY would trade in 1/32nd as opposed to 1/16th like other traded securities.

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“It was very tough,” says Eisenreich, “Even more because the largest brokerage houses didn’t suggest the product for their customers. They had competing unit investment trusts at higher costs.” Still, some of the largest brokerage firms were actively involved in early block trades and facilitating creations of SPY. Eisenreich also notes that SLK, from the very beginning, would actively create shares of the trust in order to lend out for short sellers, now one of the more attractive uses of ETFs.

None of the early innovators of SPY ever imagined that the ETF market would take off as it has in the past five years.

Some of the core designs of the product—in-kind transactions and charging authorized participants on the way in and out—were designed simply to keep costs down, but they also externalized costs in a way that made the ETF a potentially superior product to both futures and traditional mutual funds in terms of both tax and trading cost.

And for years, despite the physical backing of securities and the regulation of the ’40 Act, many in the original product design weren’t seeing the ETF structure as a challenge to traditional mutual funds. They saw it as a derivative, created by derivatives experts and trading on a derivatives exchange. The beneficial tax consequences, long enjoyed by index mutual funds and shared by index ETFs, weren’t even considered.

An accident by an unwitting broker, according to Eisenreich, also turned a skeptic into a buyer. When trading volume was still low in the first few years of SPY, a floor broker approached Eisenreich asking for 129,000 shares. He checked and rechecked the order with the broker and then filled it 129,000 shares. “A few minutes later, he came back, apologetic, and said he meant $129,000,” says Eisenreich.

With slow volume that day, Eisenreich was able to stop the broker on the order, noting that the investor actually made a little bit of money. A few weeks later, the same broker came back and asked again for 129,000 shares. This time, it really was for 129,000 shares and Eisenreich filled it just as before. Soon after, a man approached him at a conference, slapped him on the back and said “Thank you. I’m Mr. 129,000,” says Eisenreich. “I love the product and I’ve been trading it ever since,” the man said.

Since SPY made it over its early trading hurdles, investors of all walks have only increased their use of exchange traded products. Following SPY, the AMEX introduced MDY tracking the S&P 400® Index of Mid Cap stocks and later DIA, tracking the Dow Jones Industrial Average. Eventually, more companies would enter the market, splicing sectors and industries finer and finer.

Fixed income was another major hurdle, challenging the liquidity of the underlying bonds and forcing ETF issuers to rethink their market baskets and pricing. Ironically enough, commodities—the initial inspiration for ETFs—also posed a challenge.

“Gold was a leap to a different place,” Ross says about SPDR Gold Shares (GLD), offered in partnership with the World Gold Council. “It was not a security that traded on an exchange and so, again, it was new and different and novel.” But the key to GLD, like SPY before it, was the physical holding of allocated gold.

Now, with the advancement of fixed income ETFs and the entry of traditional mutual fund companies, Ross has seen competition around ETF offerings and solutions accelerate.

“The competitive landscape is challenging, but it’s really good for growth,” says Ross. “And it will be really good for the end investor.”

Exchange traded funds now comprise 26% of all trading on US equity exchanges and account for 39% of traded dollar value.11 And though ETFs and other exchange traded products in the US are approaching $1.4 trillion in assets, commodity, fixed income and alternatives have only recently gained traction.12 Institutional use is still expanding, and 529 college savings plans and 401(k) retirement plans are just starting to figure out how to incorporate ETFs.

In the foreword to Exchange Traded Funds—An Insider’s Guide to Buying the Market by Will McClatchy and Jim Wiandt, Nate Most said: “It is clear to me that the ETF design is only beginning its trading and investment penetration. Its design has made it a multipurpose instrument for many of an investor’s needs.”

When Most wrote that in 2001, just three years before his death at 90 years of age, total US assets in ETFs stood at $73 billion dollars. Up 19 times since then, many believe that it’s still just the beginning.13

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INDEX DEFINITIONS

S&P 500® INDEX

The S&P 500 Index is composed of 500 selected stocks, all of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. Since 1968, the S&P 500 Index has been a component of the US Commerce Department’s list of Leading Indicators that track key sectors of the US economy. Current information regarding the market value of the S&P 500 Index is available from market information services.

S&P MIDCAP 400 INDEX

The S&P MidCap 400 Index covers over 7% of the US equities market, and is part of a series of S&P US indices. Included in the index are companies with market cap in the range of US $1 billion to US $4.5 billion. This range is reviewed from time to time to ensure consistency with market conditions. The index also includes companies that should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items.

DOW JONES INDUSTRIAL AVERAGESM INDEX

The Dow Jones Industrial AverageSM Index is comprised of thirty (30) “blue-chip” US stocks. At 100-plus years, it is the oldest continuing US market index. It is called an “average” because it originally was computed by adding up stock prices and dividing by the number of stocks. (The very first average price of industrial stocks, on May 26, 1896, was 40.94.) The methodology remains the same today, but the divisor has been changed to preserve historical continuity. The DJIA is the best-known market indicator in the world, partly because it is old enough that many generations of investors have become accustomed to quoting it, and partly because the US stock market is the globe’s biggest.

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ABOUT SPDR® ETFS

SPDR ETFs are a comprehensive fund family of over 100 ETFs, spanning an array of international and domestic asset classes. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® – Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

For information about our ETF family, visit www.spdrs.com

STATE STREET GLOBAL ADVISORS

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.787.2257

www.spdrs.com

[1]	Arcavision, Bloomberg, L.P., SSgA, as of 12/31/2012.
[2]	Ibid.
[3]	“The October 1987 Market Break”, U.S. Securities and Exchange Commission, February, 1988, p. xiv.
[4]	Dow Jones News Service, Amex Unveils Spiders with Fanfare, Plastic Insects, 1/29/1993.
[5]	Bloomberg, L.P., SSgA, as of 12/31/2012.
[6]	PR Newswire, “SPDR™ Trust Size Increases By Nearly 50 Percent Due to Largest Single Deposit of Over $90 Million,” June, 30, 1993.
[7]	SSgA.
[8]	Bloomberg, L.P., SSgA, as of 12/31/2012.
[9]	Select Federal Filings Newswires, “Standard & Poor’s 3Q Inst. Equity Holders,” January 10, 1995.
[10]	Bloomberg, L.P., SSgA, as of 12/31/2012.
[11]	Arcavision, SSgA, as of 12/31/2012
[12]	Bloomberg, L.P., SSgA, as of 12/31/2012.
[13]	Bloomberg, L.P., SSgA, as of 12/31/2012.
[14]	Arcavision, SSgA, as of 12/31/2012.

FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.

The SPDR S&P 500 ETF is an exchange traded fund designed to generally correspond to the price and yield performance of the S&P 500 IndexTM.

The views expressed in this material are the views of SSgA Global Marketing Group through the period ended January 22, 2012 and are subject to change based on market and other conditions.

Important Information Relating to SPDR Gold Trust (“GLD”):

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by state street corporation. Standard & Poor’s, S&P and S&P 500 are registered trademarks of Standard & Poor’s financial services llc. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P 500®, SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts, and Select Sector SPDRs. ALPS Distributors, Inc. is not affiliated with State Street Global Markets, LLC.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.

© 2013 State Street Corporation. All Rights Reserved.	ID2099_ IBG-7812	Exp. Date:1/31/2014	IBG.SPYSI.0113	SPD000523

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.